Dat Ngo,CPA

1338 Wayne Street
Easton, PA 18045
908-283-0456
Dat_Ngo@outlook.com

Independent Accountant's Review Report

To Management
Call4USA, LLC
31801 Via Pato
Coto De Caza, CA 92679

I have reviewed the accompanying financial statements of **Call4USA, LLC** (the "Company"), which comprise the balance sheet as of **December 31, 2025 and 2024, and April 30, 2026**, and the related statements of income, changes in equity, and cash flows for the year then ended December 31, 2025 and 2024, and for the four-month period ended April 30, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion:

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Dat Ngo

Dat Ngo, CPA
May 28, 2026

EIN: 83-2951972

31801 Via Pato

Coto De Caza, CA 92679

The Company is a Limited Liability Company Organized in the State of Delaware The Reporting Periods Covered are Calendar Years 2024, 2025 and Year-To-Date 2026

Prepared in accordance with U.S. GAAP and reviewed by an independent public accountant in accordance with SSARS (Statements on Standards for Accounting and Review Services).

Call4USA, LLC
Balance Sheet
As of April 30, 2026

	Apr 30, 26
ASSETS	
Current Assets	
Checking/Savings	
10000 · Cash in Bank	
10010 · Cash in Bank - Call4USA S	10.00
10015 · Cash in Bank - Call4USA C	6,589.39
10020 · Cash in Bank - Call4Mexico C	39.20
Total 10000 · Cash in Bank	6,638.59
Total Checking/Savings	6,638.59
Total Current Assets	6,638.59
Fixed Assets	
15200 · Development Costs-Concept Proof	3,004,800.00
15205 · Development Costs-Operations	116,339.00
15400 · Patents	27,860.71
17010 · Accum. Amortization Dev Concept	-3,004,800.00
17015 · Accumulated Amortization Dev Op	-71,742.26
17020 · Accumulated Amortization Patent	-10,332.01
Total Fixed Assets	62,125.44
TOTAL ASSETS	**68,764.03**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	
20010 · Loans from Employees	5,381.00
Total 20000 · Accounts Payable	5,381.00
Total Accounts Payable	5,381.00
Credit Cards	
20100 · Credit Card Facility DWhitman	17,803.95
Total Credit Cards	17,803.95
Total Current Liabilities	23,184.95
Total Liabilities	23,184.95
Equity	
30400 · Founder's Equity	3,004,800.00
30600 · Investor's Equity	379,000.00
32000 · Retained Earnings	-3,326,265.06
Net Income	-11,955.86
Total Equity	45,579.08
TOTAL LIABILITIES & EQUITY	**68,764.03**

Call4USA, LLC
Profit & Loss
January through April 2026

	Jan - Apr 26
Ordinary Income/Expense	
Expense	
60500 · Advertising Expense	434.11
61105 · Bank Charges	9,952.75
61600 · Investor Acquisition Expenses	1,495.00
63250 · Taxes and Fees	
63253 · Taxes and Fees-California	25.00
63255 · Taxes and Fees-Delaware	49.00
Total 63250 · Taxes and Fees	74.00
Total Expense	11,955.86
Net Ordinary Income	-11,955.86
Net Income	**-11,955.86**

Call4USA, LLC
Statement of Cash Flows
January through April 2026

	Jan - Apr 26
OPERATING ACTIVITIES	
Net Income	-11,955.86
Adjustments to reconcile Net Income	
to net cash provided by operations:	18,163.95
Net cash provided by Operating Activities	6,208.09
Net cash increase for period	6,208.09
Cash at beginning of period	430.50
Cash at end of period	**6,638.59**

Call4USA, LLC
Balance Sheet
As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
10000 · Cash in Bank	
10005 · Cash in Bank - Escrow	87.47
10010 · Cash in Bank - Call4USA S	140.00
10015 · Cash in Bank - Call4USA C	99.83
10020 · Cash in Bank - Call4Mexico C	103.20
Total 10000 · Cash in Bank	430.50
Total Checking/Savings	430.50
Total Current Assets	430.50
Fixed Assets	
15200 · Development Costs-Concept Proof	3,004,800.00
15205 · Development Costs-Operations	116,339.00
15400 · Patents	27,860.71
17010 · Accum. Amortization Dev Concept	-3,004,800.00
17015 · Accumulated Amortization Dev Op	-71,742.26
17020 · Accumulated Amortization Patent	-10,332.01
Total Fixed Assets	62,125.44
TOTAL ASSETS	**62,555.94**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	
20010 · Loans from Employees	5,021.00
Total 20000 · Accounts Payable	5,021.00
Total Accounts Payable	5,021.00
Total Current Liabilities	5,021.00
Total Liabilities	5,021.00
Equity	
30400 · Founder's Equity	3,004,800.00
30600 · Investor's Equity	379,000.00
32000 · Retained Earnings	-3,310,355.98
Net Income	-15,909.08
Total Equity	57,534.94
TOTAL LIABILITIES & EQUITY	**62,555.94**

Call4USA, LLC
Profit & Loss
January through December 2025

	Jan - Dec 25
Ordinary Income/Expense	
Expense	
60500 · Advertising Expense	
60550 · Web Pages	779.87
60500 · Advertising Expense - Other	2,879.61
Total 60500 · Advertising Expense	3,659.48
61105 · Bank Charges	755.40
61270 · Amortization Expense	10,275.35
61600 · Investor Acquisition Expenses	200.00
61900 · License and Taxes	600.00
62700 · Office Expense	9.05
63250 · Taxes and Fees	
63255 · Taxes and Fees-Delaware	90.00
Total 63250 · Taxes and Fees	90.00
67100 · Utilities	319.80
Total Expense	15,909.08
Net Ordinary Income	-15,909.08
Net Income	**-15,909.08**

Call4USA, LLC
Statement of Cash Flows
January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-15,909.08
Adjustments to reconcile Net Income	
to net cash provided by operations:	5,021.00
Net cash provided by Operating Activities	-10,888.08
INVESTING ACTIVITIES	
17015 · Accumulated Amortization Dev Op	9,694.90
17020 · Accumulated Amortization Patent	580.45
Net cash provided by Investing Activities	10,275.35
Net cash increase for period	-612.73
Cash at beginning of period	1,043.23
Cash at end of period	**430.50**

Call4USA, LLC
Balance Sheet
As of December 31, 2024

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
10000 · Cash in Bank	
10005 · Cash in Bank - Escrow	157.47
10010 · Cash in Bank - Call4USA S	356.15
10015 · Cash in Bank - Call4USA C	123.34
10020 · Cash in Bank - Call4Mexico C	406.27
Total 10000 · Cash in Bank	1,043.23
Total Checking/Savings	1,043.23
Total Current Assets	1,043.23
Fixed Assets	
15200 · Development Costs-Concept Proof	3,004,800.00
15205 · Development Costs-Operations	116,339.00
15400 · Patents	27,860.71
17010 · Accum. Amortization Dev Concept	-3,004,800.00
17015 · Accumulated Amortization Dev Op	-62,047.36
17020 · Accumulated Amortization Patent	-9,751.56
Total Fixed Assets	72,400.79
TOTAL ASSETS	**73,444.02**
LIABILITIES & EQUITY	
Equity	
30400 · Founder's Equity	3,004,800.00
30600 · Investor's Equity	379,000.00
32000 · Retained Earnings	-3,268,561.06
Net Income	-41,794.92
Total Equity	73,444.02
TOTAL LIABILITIES & EQUITY	**73,444.02**

Call4USA, LLC
Profit & Loss
January through December 2024

	Jan - Dec 24
Ordinary Income/Expense	
Income	
40600 · Interest Earned	0.22
Total Income	0.22
Gross Profit	0.22
Expense	
60400 · Contractor Costs	0.00
60500 · Advertising Expense	
60550 · Web Pages	5,583.57
60500 · Advertising Expense - Other	302.47
Total 60500 · Advertising Expense	5,886.04
61105 · Bank Charges	734.40
61270 · Amortization Expense	24,660.84
61600 · Investor Acquisition Expenses	9,000.00
62450 · Meals and Entertainment	81.07
62700 · Office Expense	327.79
63250 · Taxes and Fees	1,105.00
Total Expense	41,795.14
Net Ordinary Income	-41,794.92
Net Income	**-41,794.92**

Call4USA, LLC
Statement of Cash Flows
January through December 2024

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	-41,794.92
Adjustments to reconcile Net Income	
to net cash provided by operations:	-2,373.35
Net cash provided by Operating Activities	-44,168.27
INVESTING ACTIVITIES	
15400 · Patents	-824.00
17015 · Accumulated Amortization Dev Op	23,267.76
17020 · Accumulated Amortization Patent	1,393.08
Net cash provided by Investing Activities	23,836.84
FINANCING ACTIVITIES	7,000.00
Net cash increase for period	-13,331.43
Cash at beginning of period	14,374.66
Cash at end of period	**1,043.23**

Statement of Changes in Equity

For the Four Months Ended April 30,2026
(Amounts in USD)

Description	Member's Capital
Beginning Equity – January 1, 2025	$ 57,534.94
Capital Contributions	$ 0.00
Net Income (Loss)	$(11,955.86)
Distributions / Dividends	$ 0.00
Ending Gross Equity – December 31, 2024	$ 45,579.08

For the Fiscal Year Ended December 31, 2025
(Amounts in USD)

Description	Member's Capital
Beginning Equity – January 1, 2025	$ 73444.02
Capital Contributions	$ 0.00
Net Income (Loss)	$(15,909.08)
Distributions / Dividends	$ 0.00
Ending Gross Equity – December 31, 2024	$ 57,534.94

For the Fiscal Year Ended December 31, 2024
(Amounts in USD)

Description	Member's Capital
Beginning Equity – January 1, 2024	$108,238.94
Capital Contributions	$ 7,000.00
Net Income (Loss)	$(41,794.92)
Distributions / Dividends	$ 0.00
Ending Gross Equity – December 31, 2024	$ 73,444.02

Footnotes to the Financial Statements

Accounting Policies

Revenue

The Company recognizes revenue under the accrual basis, however, the Company has yet to reach its funding goals and is currently not operating. The only revenue to date is a minimal amount of interest occasionally generated by the bank balances.

Property and Equipment

Development costs and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives ranging from 5 to 7 years for furniture and equipment.

Description of debt obligations or convertible notes

The Company had one outstanding debt obligation payable to the CFO. The Company had no other obligations including promissory notes or lines of credit, as of December 31, 2025. Additionally, the Company has not issued and does not have outstanding any convertible notes, SAFEs, or similar equity-linked instruments as of that date. A credit facility in the form of credit cards was made available to the Company in April of 2026, by the CFO on the strength of his personal credit worthiness for the purpose of paying fees in connection with a crowd funding offering scheduled to take place in June of 2026.

Related-party transactions

The Company has conducted transactions with related parties, primarily officers. A related party payable exists between the company and the CFO. This payable consists of money loaned to the company to pay for a trademark and other fees that the company owes while still in formation. A credit facility in the form of credit cards was made available to the Company in April of 2026, by the CFO on the strength of his personal credit worthiness for the purpose of paying fees in connection with a crowd funding offering scheduled to take place in June of 2026.

Footnotes to the Financial Statements
(Continued)

Subsequent events

The Company evaluated events and transactions occurring after December 31, 2025 through the date the financial statements were available to be issued. A credit facility in the form of credit cards was made available to the Company in April of 2026, by the CFO on the strength of his personal credit worthiness for the purpose of paying fees in connection with a crowd funding offering scheduled to take place in June of 2026.

Commitments and contingencies

The Company is obligated by the payable to the CFO and the payment of the credit facility arranged by the CFO for the crowd funding offering along with fees to be paid in connection to the fundraising activities such as web sites and lead generation and bank charges. The Company has no obligations to pay any rent or leases for property. The company has contracts in place for operations that will become payable when the company begins operations after a successful funding.

Basis of presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) on the accrual basis of accounting.